UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS......................................................................................................	3
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.......................................................................................................................	3
SIGNATURE...		5

This Amendment No. 17 to the Schedule 14D-9 (“Amendment No. 17”), filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase Shares, without par value, of Lionsgate.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 17 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by amending the section entitled “Potential Severance and Change in Control Benefits” by adding the following immediately before the penultimate paragraph of the subsection entitled “Severance Benefits – Termination of Employment in Connection with Change in Control”:

“To permit the Company’s senior management team to remain focused on executing Lionsgate’s strategy and to continue to build on Lionsgate's world-class media platform, the Board has approved the establishment of a trust that will hold approximately $16 million in cash to fund the Company’s cash severance obligations that would be due to Messrs. Feltheimer, Burns, Beeks, Drake and Levin should their employment be terminated without “cause” in connection with a “change in control”.  The trust, which will be irrevocable for one year, will help fund the Company’s cash severance obligations to the executives but does not change the terms or amounts of those obligations.  If a “change in control” occurs for purposes of those obligations during the term of the trust, the trust will become irrevocable, and the Company may not thereafter withdraw any trust assets (other than once every six months in an amount that the trustee reasonably determines exceeds the remaining potential severance obligations), until any cash severance obligations that have become payable to the executives have been paid or the employment agreements with the executives expire or terminate without those obligations becoming payable.  The trust assets will be invested in accordance with investment guidelines to be adopted by the Company.  While Lionsgate does not expect the Offer or the discussions described below to lead to any triggering of the severance obligations, the Board believes these arrangements will permit our senior management team to focus on Lionsgate’s business rather than the continuing distractions of the Offer and the views expressed by the Icahn Group.”

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the first paragraph of that item:

“The Board continues to believe that the Offer to purchase up to all of the common shares of Lionsgate for U.S.$7.00 per share is financially inadequate, opportunistic and coercive, and is not in the best interests of Lionsgate, its shareholders or other stakeholders.  The Board believes that the best path for increasing the value of the Company for the benefit of all shareholders is to remain focused on executing Lionsgate’s strategy and to continue to build on Lionsgate's world-class media platform, which leverages creation, production and distribution across diverse channels.  These perspectives will provide the framework for any decision by the Board as to whether discussions with the Icahn Group have any prospect of a settlement that could potentially be in the best interests of Lionsgate, its shareholders and other stakeholders.

The Icahn Group has recently communicated to Lionsgate certain of its views with respect to its relationship with the Company.  As previously disclosed, Lionsgate has had discussions with the Icahn Group at various times since October 2008.  To date, those discussions have not resulted in an agreement between Lionsgate and the Icahn Group, and there can be no assurance that any negotiations will ensue or result in an alternative to  the Offer.  However, consistent with the Board's duty to explore all alternatives that could reasonably be expected to be in the best interests of Lionsgate, its shareholders and other stakeholders, the Board believes that it would now be appropriate to respond to the Icahn Group’s recent communications to determine whether there may be a basis on which to engage in negotiations and will do so today.”

 Item 7 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following after the last paragraph of that item:

“Hearings Before the Standing Committee on Canadian Heritage

The Board intends to cooperate fully with the initiative of the Canadian government to hold hearings before the Standing Committee on Canadian Heritage at the beginning of June 2010 to ensure that the proposed acquisition of control of Lionsgate pursuant to the Offer would comply with applicable Canadian law and federal government policies, including the requirements of the Investment Canada Act and federal policies governing foreign investment in Canadian film distribution businesses.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:/s/ James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: May 17, 2010